ALEXANDER M. DONALDSON

adonaldson@wyrick.com

April 8, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Bryan Pitko

Re:	Chelsea Therapeutics International, Ltd.
Preliminary Proxy Statement on Form PRE14A
Filed April 1, 2009
File No. 000-51462

Dear Mr. Pitko:

We write this letter on behalf of our client Chelsea Therapeutics International, Ltd. (the “Company”) in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated April 7, 2009. Our response below is numbered to correspond to the numbered comment in the Staff’s letter, which is repeated below in italics.

Proxy Statement

Proposal Two: Approval of the Amendment to the Certificate of Incorporation, page 10

1.	Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would be available as a result of your proposed increase in authorized shares of common stock from 45,000,000 shares to 60,000,000 shares. If you have no such plans, arrangements or understanding, please revise your disclosure to state so.

The requested revision has been provided at page 10.

Division of Corporation Finance

April 8, 2009

*     *     *     *     *     *     *     *     *

As requested, please be advised that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully submits that the foregoing amendment to the preliminary proxy statement is appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

Alexander M. Donaldson

cc:	Mr. J. Nick Riehle